EXHIBIT 99.1.K

FOR  IMMEDIATE  RELEASE

Contact  Information:

Wayne  W.  Byers
(770)  805-6873
wbyers@ebank.com
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 eBANK FINANCIAL SERVICES, INC. ANNOUNCES RESULTS OF THE EXCHANGE OFFER FOR ITS
  8% SERIES A CONVERTIBLE PREFERRED STOCK AND WARRANTS TO PURCHASE COMMON STOCK

ATLANTA, GA, June 27, 2003 - ebank Financial Services, Inc. (OTC BB: EBDC), today announced the conclusion of its offer to exchange any and all of its issued and outstanding 8% Series A Convertible Preferred Stock, $0.01 par value ("Series A Preferred"), together with the warrants to purchase shares of its Common Stock issued in connection with the issuance of the Series A Preferred (the "Original Warrants"), for shares of its Common Stock, $0.01 par value ("Common Stock") and new warrants to purchase shares of its Common Stock with a lower exercise price of $1.75 per share.

The Exchange Offer expired at 5:00 p.m., Atlanta, Georgia time, on Thursday, June 26, 2003 (the "Expiration Date"). The Exchange Agent advised the Company that, as of such time, only 370,000 shares of Series A Preferred, or 15.35% of such shares issued and outstanding, and Original Warrants exercisable for 185,000 underlying shares of Common Stock, or 15% of the Original Warrants, had been validly tendered for exchange and not withdrawn. Pursuant to the terms of the Exchange Offer, and in light of the low number of shares of Series A Preferred and Original Warrants tendered and not withdrawn, the Company elected not to accept any of the shares of Series A Preferred and Original Warrants tendered in the Exchange Offer. The Company's Board of Directors has determined that such action is in the best interests of the Company and its shareholders. As stated in the Exchange Offer, the Company may subsequently explore other options for accomplishing the purposes and realizing the benefits that had been the intended purpose of the Exchange Offer. The Company will promptly return all shares of Series A Preferred and Original Warrants tendered pursuant to the Exchange Offer.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the Exchange Offer, which may be made only pursuant to the terms of the Offering Memorandum and related Letter of Transmittal. The Exchange Offer is not being made to holders in any jurisdiction where the making or acceptance of the Exchange Offer would violate the laws of that jurisdiction.

About ebank Financial Services, Inc.

Based in Atlanta, GA, ebank Financial Services, Inc. is a unitary thrift holding company that serves the financial needs of both retail and small business customers nationwide through its Atlanta-based banking center and the Internet. The Company's subsidiary thrift, ebank, provides a broad array of financial products and services to its small business and retail customers, including checking accounts, money markets, CDs, ATM cards, equipment leasing, home loans, commercial loans, credit cards and bill payment services. For more information, visit www.ebank.com.
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Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans and competition. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims however, any intent or obligation to update these forward-looking statements.


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